Exhibit 99.1

Universal Biosensors, Inc.

ABN 67 950 836 446

1 Corporate Avenue

Rowville Victoria 3178

Australia

Telephone: +61 3 9213 9000

Facsimile:  +61 3 9213 9099

Email: info@universalbiosensors.com

www.universalbiosensors.com

20 April 2022

Dear Securityholder,

UNIVERSAL BIOSENSORS INC ARBN 121 559 993 - ENTITLEMENT OFFER - NOTIFICATION TO INELIGIBLE SECURITYHOLDERS OF ENTITLEMENT OFFER

On 20 April 2022 Universal Biosensors Inc ARBN 121 559 993 (UBI or Company) announced a fully underwritten pro-rata non-renounceable rights issue of new CHESS depositary interests over fully paid ordinary shares in UBI (New CDIs) to raise approximately $20 million (Entitlement Offer) at a ratio of 1 New CDI for every 6.85 existing CDIs held on Tuesday, 26 April 2022 (Record Date). Eligible securityholders who take up their full entitlement may also apply for additional new CDIs up to an additional 100% of their entitlement under a top up facility, subject to discretionary scale back by the Company.

Proceeds of the Entitlement Offer shall be applied to:

●	accelerate existing product development initiatives;

●	scale up of UBI's manufacturing capability to cope with the demands of new technology;

●	provide working capital to support:

●	in-market sales growth of existing products;

●	expansion of specialist laboratory services;

●	marketing and business development.

Further details of the Entitlement Offer were announced to the ASX on Wednesday, 20 April 2022.

This letter is to inform you about the Entitlement Offer, and to explain why you will not be eligible to subscribe for New CDIs under the Entitlement Offer. This letter is not an offer to issue New CDIs to you, nor an invitation for you to apply for new CDIs. You are not required to do anything in response to this letter and you are not being invited, and will not be permitted, to participate in the Entitlement Offer or purchase securities sold in the Entitlement Offer. The Company has instituted procedures to prevent any person who is not a resident of Australia or New Zealand, or any person who is, or who is acting for the benefit of, a “U.S. Person” within the meaning of the U.S. Securities Act of 1933, as amended (U.S. Securities Act), from purchasing securities offered or sold in the Entitlement Offer.

Eligibility Criteria

Securityholders who are eligible to participate in the Entitlement Offer (Eligible Securityholders) are those Securityholders who on the Record Date:

●	are registered as a holder of UBI CDIs;

●	have a registered address on the UBI CDI register in Australia or New Zealand as at the Record Date;

●

are not in the United States, its possessions and territories, or any state or the District of Columbia (United States), and are not, and are not acting for the account or benefit of, a U.S. Person (to the extent you hold existing CDIs and are acting for the account or benefit of U.S. Person); and

●	are eligible under all applicable securities laws to receive an offer under the Entitlement Offer.

UBI has determined, pursuant to ASX Listing Rule 7.7.1(a) and section 9A of the Act, that it would be unreasonable to make offers to securityholders in all countries outside of Australia and New Zealand in connection with the Entitlement Offer (Ineligible Securityholders). This is due to legal and regulatory requirements in countries other than Australia and the potential costs to UBI of complying with these requirements compared with the relatively small number of securityholders in those countries, the relatively small number of existing UBI CDIs they hold, and the relatively low value of New CDIs to which those securityholders would otherwise be entitled to subscribe for.

Unfortunately, according to our records, you do not satisfy the eligibility criteria for an Eligible Securityholder as stated above. Accordingly, in compliance with ASX Listing Rule 7.7.1(b) and section 9A of the Act, UBI wishes to advise you that you are an Ineligible Securityholder and it will not be extending the Entitlement Offer to you and you will not be sent the Offer Booklet or be able to subscribe for New CDIs under the Entitlement Offer.

As the Entitlement Offer is non-renounceable, you will not receive any payment or value for entitlements in respect of any New CDIs that would have been offered to you if you were eligible.

Further Information

On behalf of the Board and management of UBI, we regret that you are not eligible to participate in the Entitlement Offer and thank you for your continued support of the Company.

Yours sincerely,

John Sharman

Chief Executive Officer

Universal Biosensors Inc

The offer and sale of the New CDIs and the Additional CDIs, and the shares of the Company’s common stock underlying any such New CDIs or Additional CDIs (collectively, the “Securities”), have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state or other jurisdiction of the United States. Offers and sales of Securities to investors outside the United States that are not, and are not acting for the account or benefit of, U.S. Persons in the Offer are being conducted in a manner exempt from registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act, and the Securities will be “restricted securities” for purposes of Rule 144 under the U.S. Securities Act. Accordingly, the Securities may not be offered or sold in the United States or to, or for the account or benefit of, any U.S. Person except in compliance with the registration requirements of the U.S. Securities Act and any other applicable securities laws of any state or other jurisdiction of the United States or pursuant to an exemption from, or in a transaction exempt from or not subject to such registration requirements and any other applicable securities laws.